Filed by Chardan North China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan North China Acquisition Corporation
Commission File No.: 000-51431

CONTACT:	OR-	INVESTOR RELATIONS COUNSEL:
Richard Propper, MD		The Equity Group Inc.
Chairman		Adam Prior
Chardan North China Acquisition Corp.		(212) 836-9606
(619) 795-4627		aprior@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN NORTH CHINA ACQUISITION CORP. FILES AMENDED FORM S-4 WITH SECURITIES AND
EXCHANGE COMMISSION WHICH INCLUDES UNAUDITED FINANCIAL RESULTS OF ACQUISITION
CANDIDATE FOR THE SIX MONTHS ENDED DECEMBER 31, 2006

Comprehensive Income Increases to $10.8 Million from $9.8 Million
Backlog Increases 25.5% to $99.5 Million at 12/31/06 from $79.3 Million at 12/31/05
Gross Margins Increase to 36.7% from 32.4%

San Diego, CA and Beijing, China - May 11, 2007 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) ("Chardan North"), a SPAC® incorporated in March 2005 for the purpose of acquiring an operating entity in the PRC, and its wholly-owned subsidiary announced today that it has filed an amendment to its Form S-4 registration statement, which included the unaudited financial results for the six months ended December 31, 2006 for its acquisition candidate, Gifted Time Holdings, Limited (see attached tables). As previously noted, on February 2, 2006, Chardan North announced a definitive stock purchase agreement pursuant to which it will acquire a controlling interest in Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as "HollySys"). HollySys has become one of the leading automation systems providers in the PRC, developing a number of core technologies and completing over 3000 projects utilizing a wide array of automation products.

Gifted Time Holdings is the majority stockholder of Chinese operating companies that do business under the HollySys trademark and together form the leading Chinese domestic automation control systems company.

Gifted Time Holdings had comprehensive income of $10.8 million for the six months ended December 31, 2006, a 10.3% increase from comprehensive income of $9.8 million for the six months ended December 31, 2005.

Gifted Time’s backlog, which is the total value of all open contracts less the revenue recognized from these contracts, continues to grow. Gifted Time’s backlog as of December 31, 2006 was $99.5 million, an increase of 25.5% from $79.3 million as of December 31, 2005. Backlog presents the amount of unrealized revenue to be earned by the Company from the contracts Gifted Time has already received. Gifted Time won 571 new contracts during the six months ended December 31, 2006, up significantly from the 389 contracts won for the six months ended December 31, 2005. Accordingly, the increase in new contracts will have a future impact on its revenue streams.

Chardan North China Acquisition Corp.
May 11, 2007

Gifted Time’s gross margin increased to 36.7% for the six months ended December 31, 2006, up from 32.4% for the six months ended December 31, 2005. The increase in gross margins was primarily due to an increased number of contracts being implemented for railway and city light rail transportation than in the same period of the prior year.

Dr. Wang Changli, HollySys CEO, commented, “We are well positioned to capitalize on the surge in new contracts obtained in the past six months, which has resulted in a backlog that has grown to nearly $100 million. With the increase in the number of contracts, we expect our revenue will show a more consistent quarterly growth rate as we become less dependent on the timing of any single contract.

“In addition, our margins continue to grow as the effort expended by us in past years on the rail and nuclear power industries is being rewarded with an increasing number of contracts that is expected to continue to accelerate over the intermediate term. On the negative side, the delay in closing the transaction with Chardan North has prevented us from pursuing an active acquisition strategy. However, as soon as the transaction is completed we will create a team to evaluate potential acquisition candidates.

We look forward to closing this transaction in the near future and finally becoming a U.S. publicly traded company.”

Additional information regarding Chardan North, Gifted Time Holdings, and HollySys is available in the Form S-4/A that Chardan North filed with the Securities and Exchange Commission today. A copy of the filing in its entirety is available at www.sec.gov.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North, HollySys and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, and the registration statement on Form S-4 (Reg. No. 333-132826). The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information contained in this press release.

Chardan North China Acquisition Corp.
May 11, 2007

In connection with the pending transaction, HLS Systems International Ltd. ("HLS Systems") has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North's participants will be available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.

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(Tables to Follow)

Chardan North China Acquisition Corp.
May 11, 2007

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(In US Dollars)

	Years Ended June 30,			December 31,
	2004	2005	2006	2005	2006
				(Unaudited)	(Unaudited)
Revenues:
Integrated contract revenue	$51,224,340	$75,027,422	$86,187,820	$46,916,576	$46,312,830
Products sales	1,849,916	4,545,410	3,728,784	2,515,450	2,194,423

Total revenues	53,074,256	79,572,832	89,916,604	49,432,026	48,507,253

Cost of integrated contracts	37,569,353	52,164,176	57,107,242	32,887,535	29,418,091
Cost of products sold	338,167	2,518,835	842,813	540,390	1,271,936

Gross profit	15,166,736	24,889,821	31,966,549	16,004,101	17,817,226

Operating expenses:
Selling	4,521,884	5,646,565	6,378,462	3,382,998	4,072,824
General and administrative	2,678,262	5,136,383	6,483,223	3,789,349	3,720,972
Research and development	383,059	202,344	77,724	-	-
Impairment loss	139,937	-	-	-	-
Loss on disposal of assets	11,963	29,511	32,706	14,512	30,999

Total operating expenses	7,735,105	11,014,803	12,972,115	7,186,859	7,824,795

Income from operations	7,431,631	13,875,018	18,994,434	8,817,242	9,992,431

Other income (expense), net	31,792	194,547	61,228	(89,846)	94,889
Interest expense, net	(832,110)	(555,796)	(1,088,582)	(580,379)	(959,222)
Investment income (loss)	90,492	664,889	618,843	544,223	8,292
Subsidy income	2,782	2,292,880	4,355,367	2,737,028	3,250,314

Income before income taxes	6,724,587	16,471,538	22,941,290	11,428,268	12,386,704

Income taxes expenses	947,768	401,468	1,368,838	249,035	1,051,120

Income before minority interest	5,776,819	16,070,070	21,572,452	11,179,233	11,335,584

Minority interest	1,041,543	2,366,549	3,521,197	2,184,443	1,742,104

Net income	$4,735,276	$13,703,521	$18,051,255	$8,994,790	$9,593,480

Weighted average number of common shares	22,200,000	22,200,000	22,200,000	22,200,000	22,200,000

Weighted average number of diluted common shares	22,200,000	22,200,000	22,200,000	22,200,000	22,277,717

Basic earnings per share	$0.21	$0.62	$0.81	$0.41	$0.43

Diluted earnings per share	$0.21	$0.62	$0.81	$0.41	$0.43

Other comprehensive income:
Net income	$4,735,276	$13,703,521	$18,051,255	$8,994,790	$9,593,480
Translation adjustments	1,212	(2,119)	1,149,579	796,241	1,208,955

Comprehensive income	$4,736,488	$13,701,402	$19,200,834	$9,791,031	$10,802,435